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                                                                  Exhibit (a)(9)


Form of E-mail to All Option Holders dated August 1, 2002

By now, you should have received an email with the tender offer regarding the EMPLOYEE STOCK OPTION EXCHANGE PROGRAM. Attached please find your Paine Webber Statement which reflects your options outstanding, as of July 25, 2002, the start date of this program. Only options with an exercise price of $2.14 or higher are eligible for exchange under this program. In addition if you were granted options after February 1, 2002, and you elect to participate in this program you must exchange those options as well.

If you have any questions regarding the program or your statement, please call Jenniffer Collins at ext. 3112 or Lynne Simler at ext. 4122.